Mail Stop 3561

June 5, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Nicholas Lopardo, Interim Chief Executive Officer
Myriad Entertainment & Resorts, Inc.
987 Harris Street
Tunica, Mississippi 38676

>   **Re: Myriad Entertainment and Resorts, Inc.**
>   **Form 10-KSB for the year ended December 31, 2007**
>   **Filed March 31, 2008**
>   **File No. 000-24640**

Dear Mr. Lopardo:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2007

Management's Report on Internal Control over Financial Reporting, page 19

1.   We note that management assessed the effectiveness of internal control over
        financial reporting during the year ended December 31, 2007. However, it does
        not appear that your certifying officers have disclosed their conclusion regarding
        the effectiveness of internal controls over financial reporting. Please revise future
        filings to disclose your officers' conclusions regarding the effectiveness of your
        internal control over financial reporting. Your Form 10-Q in future filings should
        be similarly revised to include conclusions on the effectiveness of disclosure
        controls and procedures.

Report of Independent Registered Auditing Firm, page F-1

2.   Please have your auditors revise to include the name of the audit firm issuing the
        report and amend your 10-KSB to include the revised report.

Note 2. Corporate Restructuring and Business Acquisition, page F-8

3.   We note the acquisition of Club Concepts LLC in January 2007. Please revise
        note 2 to include all the disclosures required by paragraphs 51 and 54 of SFAS No
        141. Also, for significant acquisitions such as this one, please ensure that a report
        on Form 8-K is filed which includes the financial statements of the acquired
        company and pro forma financial information giving effect to the acquisition as
        required by Items 310(c) and (d) of Regulation S-B. Please note that all future
        significant acquisitions should be reported in Item 2.01 of Form 8-K and should
        be prepared in accordance with the guidance in Rules 8-04 and 8-05 of Regulation
        S-X.

Note 3. Convertible Debenture, page F-9

4.   We reference your disclosure on page 27 in which you state that as of March
        2008, the company is substantiating the amount of principal owed on the
        debentures. Please tell us and revise to disclose, why the amount owed on the
        debentures is unknown and therefore not properly recognized in the financial
        statements considering the debentures became due in September 2007, prior to the
        date of your financial statements. It is unclear, given the maturity date of the
        debentures, why the face value plus any accrued interest is not the amount owed
        as of December 31, 2007. Your response should include further details as to what
        amounts are owed under the debentures and if different than amounts recorded in

the financial statements, please advise us of the facts or circumstances responsible for the differences.

Quarterly Report on Form 10-Q for the quarter ended March 31, 2008

5.   We note that the certification filed as Exhibit 31.1 was not in the proper form. The required certification must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Specifically, please revise to include the language concerning material weaknesses in number 5.a. as required per Item 601(b)(31) of Regulation S-K.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

                        Sincerely,

                        Linda Cvrkel
                        Branch Chief